SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934



(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996.)

       For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSMITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REUQUIRED)

      For the transition period from                  to

                             Commission file number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below

       Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

       Avis Rent A Car Inc., 900 Old Country Road, Garden City, NY  11530

Avis Voluntary Investment Savings Plan For Bargaining Hourly Employees


Table of Contents of the Financial Statements and Supplemental Schedules



                                                                          Page

Independent Auditors' Report                                                1

Financial Statements:

 Statements of Net Assets Available for Plan Benefits
 as of December 31, 1998 and 1997.                                          2

 Statement of Changes in Net Assets Available for Plan Benefits
 for the year ended December 31, 1998.                                      3

 Notes to the Financial Statements for the year ended
 December 31, 1998 and as of December 31, 1997.                          4-11

Supplemental Schedules as of and for the year ended
 December 31, 1998: *

  Schedule I   - Item 27a - Schedule of Net Assets held for Investment
                            Purposes                                       12

   Schedule II -  Item 27d - Schedule of Reportable Transactions           13




*Other schedules required by Section 2520.103 - 2520.104 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator of The Avis Voluntary Investment Savings Plan For Bargaining Hourly Employees


We have audited the accompanying statements of net assets available for benefits of the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





June 22, 1999

                                    AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
                                       FOR BARGAINING HOURLY EMPLOYEES
                                           STATEMENTS OF NET ASSETS
                                         AVAILABLE FOR PLAN BENEFITS



                                                                   December 31,         December 31,
Fixed Income Fund:                                                     1998                 1997
                                                               -----------------    -----------------
   Investment at contract value:
      Guaranteed income contracts                                   $  8,605,727         $  8,776,981
   Investments at fair value:
      BT Pyramid Government Securities Cash Fund                         547,693                    -
      SEI Stable Asset Fund #354                                       1,617,603            2,571,286
      NationsBank Treasury Reserves Capital Class                              -            1,058,831
                                                                ----------------    -----------------
   Total Fixed Income Fund                                            10,771,023           12,407,098

Investments at fair value:

   Fidelity Equity Income Fund                                         1,159,719              627,200
   Fidelity Magellan Fund                                              1,576,409              605,219
   Bond Fund of America                                                  335,638              177,741
   Putnam Growth & Income Fund                                           977,448              574,453
   Putnam New Opportunities Fund                                         843,399              454,341
   American Europacific Growth Fund                                      317,870              247,133
   Heartland Value Fund                                                  331,582              357,080
   Avis Stock Fund                                                        43,452                    -
   Portfolio A                                                            54,805               37,932
   Portfolio B                                                            46,504                1,092
   Portfolio C                                                           141,362              132,445
   Portfolio D                                                            45,390               49,154
   Portfolio E                                                           143,805               44,166

Investments at estimated fair value:

   Loans to participants                                               2,015,091            1,383,265
                                                                ----------------    -----------------
Total net assets available for plan benefits                       $  18,803,497         $ 17,098,319
                                                                ================    =================


See accompanying notes to the financial statements.

Avis Voluntary Investment Savings Plan For Bargaining Hourly Employees Statement of Changes in Net Assets Available for Plan Benefits
For the year ended December 31, 1998.



                                                     Fixed           Fidelity          Fidelity          Bond Fund
                                                     Income        Equity Income       Magellan            of
                                                      Fund              Fund             Fund            America
                                                ---------------    -------------    ---------------    --------------
Net appreciation (depreciation) in fair
   value of investments                                            $      83,033    $       306,423    $      (10,163)
Interest                                        $       978,823
Dividends                                                                 98,041             72,796            26,181
                                                ---------------    -------------    ---------------    --------------
                                                        978,823          181,074            379,219            16,018
                                                ---------------    -------------    ---------------    --------------
Contributions:
   Employee                                             194,991          117,679            109,477            40,838
   Rollover                                              25,567            4,000             13,201
                                                ---------------    -------------    ---------------    --------------
                                                        220,558          121,679            122,678            40,838
                                                ---------------    -------------    ---------------    --------------

Total Additions                                       1,199,381          302,753            501,897            56,856

Deductions from assets attributed to:
  Benefits Paid to Participants                        (854,060)        (143,441)          (191,572)          (10,718)
                                                ---------------    -------------    ---------------    --------------
                                                       (854,060)        (143,441)          (191,572)          (10,718)
                                                ---------------    -------------    ---------------    --------------
Net increase (decrease) prior to
    interfund transfers                                 345,321          159,312            310,325            46,138

Interfund transfers                                  (1,981,396)         373,207            660,865           111,759
                                                ---------------    -------------    ---------------    --------------

Net (decrease) increase in net assets
   available for Plan benefits                       (1,636,075)         532,519            971,190           157,897

Net assets available for Plan benefits:
  Beginning of year                                  12,407,098          627,200            605,219           177,741
                                                ===============    =============    ===============    ==============
  End of year                                   $    10,771,023    $   1,159,719    $     1,576,409    $      335,638
                                                ===============    =============    ===============    ==============


                                                     Putnam           Putnam
                                                     Growth             New            American         Heartland
                                                    & Income       Opportunities      Europacific         Value
                                                      Fund              Fund          Growth Fund         Fund
                                                ---------------    -------------    ---------------    --------------
Net appreciation (depreciation) in fair
   value of investments                         $        30,066    $     102,568    $        16,778    $      (85,352)
Interest
Dividends                                                90,976           26,664             13,589            11,293
                                                ---------------    -------------    ---------------    --------------
                                                        121,042          129,232             30,367           (74,059)
                                                ---------------    -------------    ---------------    --------------
Contributions:
   Employee                                             109,413           88,383             34,933            52,578
   Rollover                                               9,401           10,858              4,300
                                                ---------------    -------------    ---------------    --------------
                                                        118,814           99,241             39,233            52,578
                                                ---------------    -------------    ---------------    --------------

Total Additions                                         239,856          228,473             69,600           (21,481)

Deductions from assets attributed to:
  Benefits Paid to Participants                        (173,345)         (87,337)           (19,216)          (28,433)
                                                ---------------    -------------    ---------------    --------------
                                                       (173,345)         (87,337)           (19,216)          (28,433)
                                                ---------------    -------------    ---------------    --------------
Net increase (decrease) prior to
    interfund transfers                                  66,511          141,136             50,384           (49,914)

Interfund transfers                                     336,484          247,922             20,353            24,416
                                                ---------------    -------------    ---------------    --------------

Net (decrease) increase in net assets
   available for Plan benefits                          402,995          389,058             70,737           (25,498)

Net assets available for Plan benefits:
  Beginning of year                                     574,453          454,341            247,133           357,080
                                                ===============    =============    ===============    ==============
  End of year                                   $       977,448    $     843,399    $       317,870    $      331,582
                                                ===============    =============    ===============    ==============


                                                     Avis
                                                     Stock
                                                     Fund           Portfolio A        Portfolio B       Portfolio C
                                                ---------------    -------------    ---------------    --------------
Net appreciation (depreciation) in fair
   value of investments                         $         9,338    $        (294)   $           (18)   $        1,567
Interest                                                                   3,784              1,009             1,041
Dividends                                                                  4,429              1,584             4,126
                                                ---------------    -------------    ---------------    --------------
                                                          9,338            7,919              2,575             6,734
                                                ---------------    -------------    ---------------    --------------
Contributions:

   Employee                                               9,446           14,450              7,190            16,353
   Rollover
                                                ---------------    -------------    ---------------    --------------
                                                          9,446           14,450              7,190            16,353
                                                ---------------    -------------    ---------------    --------------

Total Additions                                          18,784           22,369              9,765            23,087

Deductions from assets attributed to
  Benefits Paid to Participants                             (69)         (29,542)           (29,284)          (25,976)
                                                ---------------    -------------    ---------------    --------------
                                                            (69)         (29,542)           (29,284)          (25,976)
                                                ---------------    -------------    ---------------    --------------
Net increase (decrease) prior to
    interfund transfers                                  18,715          (7,173)            (19,519)           (2,889)

Interfund transfers                                      24,737           24,046             64,931            11,806
                                                ---------------    -------------    ---------------    --------------
Net (decrease) increase in net assets
   available for Plan benefits                           43,452           16,873             45,412            8,917

Net assets available for Plan benefits:
  Beginning of year
                                                              0           37,932              1,092           132,445
                                                ===============    =============    ===============    ==============
  End of year                                   $        43,452    $      54,805    $        46,504    $      141,362
                                                ===============    =============    ===============    ==============


                                                                                        Loans
                                                                                          to
                                                  Portfolio D       Portfolio E      Participants           Total
                                                ---------------    -------------    ---------------    --------------
Net appreciation (depreciation) in fair
   value of investments                         $         2,002    $       1,103                       $      457,051
Interest                                                    346              262                              985,265
Dividends                                                 2,970            4,339                              356,988
                                                ---------------    -------------    ---------------    --------------
                                                          5,318            5,704                            1,799,304
                                                ---------------    -------------    ---------------    --------------
Contributions:

   Employee                                              22,712           30,016                              848,459
   Rollover                                                                                                    67,327
                                                ---------------    -------------    ---------------    --------------
                                                         22,712           30,016                              915,786
                                                ---------------    -------------    ---------------    --------------

Total Additions                                          28,030           35,720                            2,715,090

Deductions from assets attributed to:
  Benefits Paid to Participants                         (17,636)         (31,109)           631,826        (1,009,912)
                                                ---------------    -------------    ---------------    --------------
                                                        (17,636)         (31,109)           631,826        (1,009,912)
                                                ---------------    -------------    ---------------    --------------
Net increase (decrease) prior to
    interfund transfers                                  10,394            4,611            631,826         1,705,178

Interfund transfers                                     (14,158)          95,028
                                                ---------------    -------------    ---------------    --------------

Net (decrease) increase in net assets
   available for Plan benefits                           (3,764)          99,639          631,826           1,705,178

Net assets available for Plan benefits:
  Beginning of year                                      49,154           44,166        1,383,265          17,098,319
                                                ===============    =============    ===============    ==============
  End of year                                   $        45,390    $     143,805     $  2,015,091      $   18,803,497
                                                ===============    =============    ===============    ==============


                     AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
                         FOR BARGAINING HOURLY EMPLOYEES
                        NOTES TO THE FINANCIAL STATEMENTS
                    FOR THE YEAR ENDED DECEMBER 31, 1998 AND
                            AS OF DECEMBER 31, 1997


Note 1 - Description of the Plan
--------------------------------

The following description of the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution pension plan sponsored by Avis Rent A Car System, Inc. (the "Company"). The Company is a wholly-owned subsidiary of Avis Rent A Car, Inc. (see Note 8). The Plan was adopted by the Company on October 1, 1997, ("Date of Inception") for the benefit of all hourly paid employees of the Company who are members of the collective bargaining units covered by collective bargaining agreements between these units and the Company. The Plan administrator is the Administrative Committee of the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees. Prior to January 1, 1998, the Plan trustee was the NationsBank of Georgia, N.A. On January 1, 1998, the Plan trustee was changed to the Bankers Trust Company. NationsBank of Georgia, N.A. and Bankers Trust Company are collectively referred to as the "Trustee". The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility
Employees who have attained the age of 21 and completed one year of service (a year of service means the completion of at least 1,000 hours of service during a twelve consecutive month period)are eligible to participate in the Plan.

Contributions
Participants may elect to defer on a pre-tax basis from 1% to 16% of specified compensation under a "qualified cash or deferred arrangement" under Section 401(k) of the Internal Revenue Code, subject to certain limitations in 1% increments. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law.

Participants who have received all of their benefits under another tax-qualified plan within one taxable year may roll their distributions received into the Plan.

Investments
Participants in the Plan have the option of investing their account in a Fixed Income Fund (includes guaranteed income contracts and investments backed by the U.S. Government, as well as other high-quality fixed income securities), Fidelity Equity Income Fund, Fidelity Magellan Fund, Bond Fund of America, Putnam Growth & Income Fund, Putnam New Opportunities Fund, American Europacific Growth Fund, Heartland Value Fund, Avis Stock Fund or five individual portfolios of various combinations of investments in the foregoing investments.

Fund Reallocations
Participants can reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments. Only one reallocation is allowed each day.

Vesting
Participants are fully vested at all times with respect to their contributions to the Plan.

Participant Accounts
Each participant's account is credited with the participant's contribution, and the Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Distributions to Participants
Distribution of the participant's account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment, subject to the vesting requirements of the Plan.

Loans are permitted under the Plan, with certain limitations.

Plan Termination
Although the Company has not expressed any intention to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In such event, assets will be distributed in accordance with the Plan agreement and the regulations set forth under ERISA.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

Method of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.

Investment Valuation
Investments in guaranteed income contracts are stated at contract value representing amounts contributed plus interest at contract value, less funds withdrawn, because such contracts are fully benefit responsive, as defined in the AICPA Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." For the year ended December 31, 1998, the average yield on the aggregate guaranteed income contracts was 7.42%. The crediting interest rate as of December 31, 1998 and 1997 on the guaranteed income contracts ranged from 5.73% to 7.80 %, and to 5.73% to 7.80%, respectively.

Investments in mutual funds are carried at fair value. The fair value of the Plan's interest in the Avis Rent A Car, Inc. Voluntary Savings Plan Combined Fund (the "Combined Fund") is based on the Plan's interest at the beginning of the year plus actual contributions and allocated investment income less actual distributions (see Note 3). Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses
Investment advisory, trustee and other fees and expenses relating to the administration of the Plan are paid by the Company and are not included in the Plan's financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the amount of assets available for plan benefits at the date of the financial statements and the reported amounts of changes in assets available for plan benefits during the period. In the opinion of the Plan's management, actual results are not expected to vary materially from the estimates and assumptions used in preparing these financial statements.

Note 3 - Interest in the Avis Rent A Car, Inc. Voluntary Savings Plan (the "Combined Fund")
---------------------------------------------------------------------

The Plan has an agreement with the Trustee, whereby substantially all of the assets of the Plan are held in the Combined Fund on behalf of the Avis Voluntary Investment Savings Plan and the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees. The assets are maintained in a commingled account by the Trustee and are not separately identified as to ownership. The Plan's beneficial interest in the combined investments of the Combined Fund is determined on the basis of the initial asset contribution to the Combined Fund, adjusted for subsequent contributions, distributions, allocated income, realized and unrealized gains and losses. Allocations of investment income and net appreciation (depreciation) in the fair value of investments (both realized and unrealized) are determined on the basis of proportionate share in the Combined Fund assets stated at contract value and market value. At December 31, 1998, the Plan's interest in the net assets of the Combined Fund was approximately 10%.


The following table presents the cost and fair value/contract value of investments held by the Combined Fund at December 31, 1998 (after allocation of the individual portfolios to the respective investments):


                                                              Cost                    Fair/Contract Value
Guaranteed Income Contracts                              $   63,882,895                 $  63,882,895
BT Pyramid Government Securities Cash Fund                    4,040,432                     4,040,432
SEI Stable Asset Fund #354                                   12,007,952                    12,007,952
Fidelity Equity Income Fund                                  20,950,695                    23,217,196
Fidelity Magellan Fund                                       25,643,145                    32,978,098
Bond Fund of America                                          3,605,817                     3,734,287
Putnam Growth & Income Fund                                  10,650,270                    11,954,744
Putnam New Opportunities Fund                                 7,452,139                     8,789,255
American Europacific Growth Fund                              4,562,035                     5,076,668
Heartland Value Fund                                          5,426,140                     4,853,744
Avis Stock Fund                                                 654,616                       903,732
Loans to participants                                         9,152,515                     9,152,515
                                                          -------------                 -------------

Total Combined Fund amounts                               $ 168,028,651                 $ 180,591,518
                                                          =============                 =============

The following table presents the cost and fair value/contract value of investments held by the Combined Fund at December 31, 1997 (after allocation of the individual portfolios to the respective investments):


                                                              Cost                    Fair/Contract Value
Guaranteed Income Contracts                              $   63,057,745                 $  63,057,745
NationsBank Treasury Reserve Capital Class                    7,607,116                     7,607,116
SEI Stable Asset Fund #354                                   18,473,264                    18,473,264
Fidelity Equity Income Fund                                  14,857,305                    18,572,252
Fidelity Magellan Fund                                       17,812,720                    21,583,216
Bond Fund of America                                          2,680,485                     2,698,529
Putnam Growth & Income Fund                                   9,689,036                     9,381,328
Putnam New Opportunities Fund                                 4,424,925                     4,802,105
American Europacific Growth Fund                              4,856,617                     4,536,283
Heartland Value Fund                                          7,303,213                     6,750,923
Loans to participants                                         7,851,889                     7,851,889
                                                        ---------------                --------------

Total Combined Fund amounts                               $ 158,614,315                 $ 165,314,650
                                                          =============                 =============

Investment income for the Combined Fund for the year ended December 31, 1998 is as follows:

Investment Income:
Net appreciation in fair value of investments                   $    8,371,717
Interest and dividend income                                        10,166,032
                                                                 -------------
Total                                                           $   18,537,749
                                                                 =============


Note 4 - Investment in the Fixed Income Fund
--------------------------------------------

At December 31, 1998 and 1997, the Plan's investment in the Fixed Income Fund was $10,771,023 and $12,407,098, respectively. The allocation between the guaranteed income contracts, BT Pyramid Government Securities Cash Fund and the SEI Stable Asset Fund #354 is based on the Plan's proportionate share of the Fixed Income Fund investment in the Combined Fund at December 31, 1998 and 1997, respectively. The Plan's interest in the Fixed Income Fund of the Combined Fund at December 31, 1998 and 1997, was approximately 13% and 14%, respectively.

The following presents the cost and fair value/contract value held by the Combined Fund at December 31, 1998:

                                                 Cost        Fair/Contract Value
Guaranteed Income Contracts (contract value)  $63,882,895           $63,882,895
BT Pyramid Government Securities Cash Fund      4,040,432             4,040,432
SEI Stable Asset Fund #354 (fair value)        12,007,952            12,007,952
                                               ----------            ----------
   Total Fixed Income Fund Amounts            $79,931,279           $79,931,279
                                              ===========           ===========


The following presents the cost and fair value/contract value held by the Combined Fund at December 31, 1997:

                                                 Cost        Fair/Contract Value
Guaranteed Income Contracts (contract v       $63,057,745            $63,057,745
NationsBank Treasury Reserve Capital Class
 (fair value)                                   7,607,116              7,607,116
SEI Stable Asset Fund #354 (fair value)        18,473,264             18,473,264
                                              ----------              ----------
   Total Fixed Income Fund Amounts            $89,138,125            $89,138,125
                                              ===========            ===========

Note 5 - Investments

This information, as of December 31, 1998 and 1997, and for the periods then ended, was obtained from the Combined Funds (see Note 3).

The following is a summary of reclasses made in the preparation of the statement of assets available for Plan Benefits as of December 31, 1998:



                                                   Fidelity                            Putnam        Putnam
                                        Fixed       Equity     Fidelity   Bond Fund    Growth &        New          American
                                       Income      Income      Magellan      of        Income      Opportunities   Europacific
                                        Fund        Fund        Fund       America     Fund            Fund        Growth Fund
                                     ----------- -----------  ----------  ---------   -----------  -------------  -------------
Guaranteed Income Contracts          $ 8,500,594
BT Pyramid Government
  Securities Cash Fund                   541,002
SEI Stable Asset Fund #354             1,597,841
Fidelity Equity Income Fund                       $1,159,719
Fidelity Magellan Fund                                        $1,576,409
Bond Fund of America                                                        $ 335,638
Putnam Growth & Income Fund                                                            $  977,448
Putnam New Opportunities Fund                                                                       $ 843,399
American Europacific Growth Fund                                                                                  $ 317,870
Heartland Value Fund
Avis Stock Fund
Portfolio A                               54,810                               31,790      17,534                     5,481
Portfolio B                               31,004                               18,602      12,400       4,651         7,751
Portfolio C                               33,160                               33,160      36,647      20,943        36,650
Portfolio D                                5,043                                4,539      13,112       8,574        13,113
Portfolio E                                7,569                                7,567      39,358      34,816        39,358
Loans to Participants
Cash and Cash Equivalents
                                     -----------  ----------  ------------  ---------  ----------  ----------   -------------
Total                                $10,771,023  $1,159,719  $1,576,409    $ 431,296  $1,096,499   $ 912,383     $ 420,223
                                     ===========  ==========  ==========--  =========  ==========  ==========   =============


                                                                                                        Amount per
                                                                                                      Statement of
                                                                                                        Net Assets
                                     Heartland       Avis       Loans to                              Available for
                                     Value Fund   Stock Fund  Participants     Total     Reclasses    Plan Benefits
                                     -----------  ----------  ------------  -----------  ----------   -------------
Guaranteed Income Contracts                                                 $ 8,500,594  $  105,133   $   8,605,727
BT Pyramid Government
   Securities Cash Fund                                                         541,002       6,691         547,693
SEI Stable Asset Fund #354                                                    1,597,841      19,762       1,617,603
Fidelity Equity Income Fund                                                   1,159,719                   1,159,719
Fidelity Magellan Fund                                                        1,576,409                   1,576,409
Bond Fund of America                                                            335,638                     335,638
Putnam Growth & Income Fund                                                     977,448                     977,448
Putnam New Opportunities Fund                                                   843,399                     843,399
American Europacific Growth Fund                                                317,870                     317,870
Heartland Value Fund                 $   331,582                                331,582                     331,582
Avis Stock Fund                                   $   43,452                     43,452                      43,452
Portfolio A                                                                     109,615     (54,810)         54,805
Portfolio B                                3,100                                 77,508     (31,004)         46,504
Portfolio C                               13,962                                174,522     (33,160)        141,362
Portfolio D                                6,052                                 50,433      (5,043)         45,390
Portfolio E                               22,706                                151,374      (7,569)        143,805
Loans to Participants                                         $  2,015,091    2,015,091                   2,015,091
Cash and Cash Equivalents
                                     -----------  ----------  ------------  -----------  ----------   -------------
Total                                $   377,402     $43,452  $  2,015,091  $18,803,497  $        0     $18,803,497
                                     ===========  ==========  ============  ===========  ==========   =============

The following is a summary of reclasses made in the preparation of the Statement of Assets Available for Plan Benefits as of December 31, 1997:


                                                   Fidelity                               Putnam         Putnam
                                         Fixed      Equity      Fidelity    Bond Fund   Growth &          New          American
                                        Income      Income      Magellan       of         Income      Opportunitites  Europacific
                                         Fund        Fund         Fund       America       Fund           Fund        Growth Fund
                                     -----------  ----------   ------------  ----------  ---------    --------------  -----------
Guaranteed Income Contracts          $ 8,720,495
NationsBank Treasury Reserves
   Capital Class                       1,052,069
SEI Stable Asset Fund #354             2,554,977
Fidelity Equity Income Fund                       $  627,200
Fidelity Magellan Fund                                         $    605,219
Bond Fund of America                                                         $  177,741
Putnam Growth & Income Fund                                                              $ 574,453
Putnam New Opportunities Fund                                                                         $    454,341
American Europacific Growth Fund                                                                                       $  247,133
Heartland Value Fund
Portfolio A                               37,932                                 22,759     11,380                          3,793
Portfolio B                                  727                                    455        273              91            182
Portfolio C                               33,111                                 33,111     33,111          16,556         33,111
Portfolio D                                5,462                                  5,462     13,654           8,192         13,654
Portfolio E                                2,325                                  2,325     11,622           9,298         11,623
Loans to Participants
Cash and Cash Equivalents
                                     -----------  ----------   ------------  ----------  ---------    --------------  -------------
Total                                $12,407,098  $  627,200   $    605,219  $  241,853  $ 644,493    $    488,478     $  309,496
                                     ===========  ==========   ============  ==========  =========    ==============  =============



                                                                                                             Amount per
                                                     Cash                                                   Statement of
                                      Heartland       and         Loans                                      Net Assets
                                         Value       Cash          to                                       Available for
                                         Fund     Equivalents  Participants        Total     Reclasses      Plan Benefits
                                    ------------  -----------  ------------  ------------    ---------      -------------

Guaranteed Income Contracts                                                  $  8,720,495    $  56,486         $8,776,981
NationsBank Treasury Reserves
   Capital Class                                                                1,052,069        6,762          1,058,831
SEI Stable Asset Fund #354                                                      2,554,977       16,309          2,571,286
Fidelity Equity Income Fund                                                       627,200                         627,200
Fidelity Magellan Fund                                                            605,219                         605,219
Bond Fund of America                                                              177,741                         177,741
Putnam Growth & Income Fund                                                       574,453                         574,453
Putnam New Opportunities Fund                                                     454,341                         454,341
American Europacific Growth Fund                                                  247,133                         247,133
Heartland Value Fund                 $   357,080                                  357,080                         357,080
Portfolio A                                                                        75,864      (37,932)            37,932
Portfolio B                                   91                                    1,819         (727)             1,092
Portfolio C                               16,556                                  165,556      (33,111)           132,445
Portfolio D                                8,192                                   54,616       (5,462)            49,154
Portfolio E                                9,298                                   46,491       (2,325)            44,166
Loans to Participants                                          $ 1,383,265      1,383,265                       1,383,265
Cash and Cash Equivalents
                                     -----------  -----------  ------------  ------------    ----------     -------------
Total                                $   391,217  $         0  $ 1,383,265   $ 17,098,319    $       0        $17,098,319
                                     ===========  ===========  ============  ============    ==========     =============





Note 6 - Tax Status of the Plan
-------------------------------

The Plan is intended to be qualified under ss.401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under ss.501(a) of the Code. The Plan received a favorable determination letter dated January 26, 1999. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.

Note 7 - Investments
--------------------

The following table presents the current value of the Plan's investments which represent 5% or more of the Plan's net assets at December 31, 1998 and 1997, respectively.


                                                                                         December 31,
                                                                                  1998                     1997
                                                                              -------------            --------------
Investment in guaranteed income contracts
 at contract value:
   Guaranteed Income Contracts                                               $ 8,605,727             $    8,776,981

Investments at fair value:
   SEI Stable Asset Fund #354                                                  1,617,603                  2,571,286
   NationsBank Treasury Reserves Capital Class                                                            1,058,831
   Fidelity Equity Income Fund                                                 1,159,719
   Fidelity Magellan Fund                                                      1,576,409
   Putnam Growth & Income Fund                                                   977,448
   Loans to participants                                                       2,015,091                  1,383,625
                                                                           -------------               --------------
Total investments exceeding 5% of the
     Plan's assets                                                           $15,951,997               $ 13,790,723
                                                                           =============               ==============

During 1998 the Plan's investments (including realized gains and losses on investments sold) had net appreciation/(depreciation) of $457,051 as follows:

                                                                       1998

Fidelity Equity Income Fund                                        $    83,033
Fidelity Magellan Fund                                                 306,423
Bond Fund of America                                                   (10,163)
Putnam Growth & Income Fund                                             30,066
Putnam New Opportunities Fund                                          102,568
American Europacific Growth Fund                                        16,778
Heartland Value Fund                                                   (85,352)
Avis Stock Fund                                                          9,338
Portfolio A                                                               (294)
Portfolio B                                                                (18)
Portfolio C                                                              1,567
Portfolio D                                                              2,002
Portfolio E                                                              1,103
                                                                ----------------
                                                                     $ 457,051
                                                                ================

The investment options available to participants as of December 31, 1998 consist of the following:

a)   Fixed  Income  Fund  - The  fund  invests  in a  diversified  portfolio  of
     high-quality,   fixed  income  investments  offering  price  stability  and liquidity.

b) Fidelity Equity Income Fund - The fund normally invests at least 65% of its assets in income-producing equity securities that have demonstrated a yield higher than the composite yield on the stock in the S&P 500 index. It may also invest in debt obligations.

c) Fidelity Magellan Fund - The fund invests primarily in the common stocks and convertible securities of domestic corporations operating primarily in the United States, domestic corporations that have significant activities and interests outside the United States and foreign companies, with up to 20% of its assets invested in debt securities of all types and qualities.

d) Bond Fund of America - The fund invests primarily in a diversified portfolio consisting primarily of marketable fixed-income debt securities, government obligations and money market instruments.

e) Putnam Growth & Income Fund - The fund invests primarily in common stocks issued by well-established companies with a steady history of profits and attractive price/earnings ratios. It may invest up to 20% of assets in foreign securities.

f) Putnam New Opportunities Fund - The fund invests primarily in common stock of companies in sectors of the economy believed to possess above-average long-term growth potential including personal communications, environmental services, media/entertainment, medical technology/medical cost containment, applied advanced technology, personal financial services, restaurants and retail. Up to 20% of its assets may be invested in foreign issues.

g) American EuroPacific Growth Fund - The fund normally invests at least 65% of its assets in equity securities of insurers domiciled in Europe or the Pacific Basin.

h) Heartland Value Fund - The fund normally invests at least 65% of its assets in equities of companies with market capitalization's of less than $300 million.

i) Avis Stock Fund - This fund invests in the sponsor's (Avis Rent A Car, Inc.) common stock which is an equity security publicly traded on the New York Stock Exchange under the symbol "AVI".

j) Portfolio A - The portfolio will generally invest 50% of its assets in fixed income, 30% in bonds, 15% in stock of large domestic companies and 5% in stock of foreign companies.

k) Portfolio B - This portfolio will generally invest 40% of its assets in fixed income, 25% in bonds, 15% in stock of large domestic companies, 10% in stock of foreign companies and 10% in stock of aggressive growth and small domestic companies

l) Portfolio C - This portfolio will generally invest 20% of its assets in fixed income, 20% in bonds, 20% in stock of large domestic companies, 20% in stock of foreign companies and 20% in stock of aggressive growth and small domestic companies.

m) Portfolio D - This portfolio will generally invest 30% of its assets in aggressive growth and small domestic companies, 25% in stock of large domestic companies, 25% in stock of foreign companies, 10% in bonds and 10% in fixed income.

n) Portfolio E - This portfolio will generally invest 40% of its assets in stock of aggressive growth and small domestic companies, 25% in stock of large domestic companies, 25% in stock of foreign companies, 5% in bonds and 5% in fixed income.


Note 8 - Significant Transaction
--------------------------------
On July 23, 1998, the Company's parent company, Avis Rent A Car, Inc., filed an S-8 with the Securities and Exchange Commission, to register 200,000 shares of Avis Rent A Car, Inc. Stock held by the Plan. The effect of the registration of these shares was to provide an additional investment fund option, the Avis Stock Fund, which invests in shares of Avis Rent A Car, Inc.

Note 9 - Subsequent Events
--------------------------
On March 19, 1999, the Company purchased the common stock and franchise rights of Rent A Car Company, Incorporated, of Richmond, Virginia for $10.2 million. Cost in excess of the fair value of net assets acquired at March 19, 1999, is approximately $7.6 million. The Company financed this transaction through internally generated funds.

From January 1, 1999 through March 10, 1999, the Company under its Common Stock Repurchase Program, purchased 2,013,100 shares of common stock at an aggregate cost of $48.0 million including 1.3 million shares which were repurchased from Cendant at a cost of $31.5 million. As of March 10, 1999, under the Company's Stock Repurchase Program, the Company has cumulatively repurchased 4,685,800 common shares at an average cost of approximately $21 per share.

On May 13, 1999, Avis agreed to acquire Motorent, Inc. ("Motorent"). Motorent is a 47-year Avis franchisee operating at the airports in Knoxville, Memphis, Nashville and Chattanooga, Tennessee, and is the largest Avis System franchisee in North America, (excluding the Company). The Motorent acquisition is scheduled to close on or about June 30, 1999.

On May 24, 1999, the Company entered into an agreement with Cendant to purchase the vehicle management and fuel card businesses of Cendant for approximately $1.8 billion plus expenses of approximately $100 million and refinancing of approximately $3.6 billion of indebtedness. The Company expects to finance the acquisition through the issuance of $362 million of Preferred Stock, $550 million of Senior Subordinated Notes and the remainder through secured and unsecured borrowings.

SIGNATURES





The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               Avis Rent A Car, Inc.
                                               Voluntary Investment Savings Plan
                                               for Bargaining Hourly Employees



                                               By:   /s/  Kevin M. Sheehan
                                               --------------------------------
                                               Executive Vice President and
                                               Chief Financial Officer
Date
June 22, 1999

                                                                      SCHEDULE I

                     AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
                         FOR BARGAINING HOURLY EMPLOYEES
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998


                                          Principal
                                          amount/                                      Market/
                                        units/shares*            Cost             contract value **

Guaranteed Income Contracts                 8,605,727            $8,605,727         $8,605,727

BT Pyramid Government Securities
    Cash Fund                                 547,693               547,693            547,693

SEI Stable Asset Fund #354                  1,617,603             1,617,603          1,617,603

Fidelity Equity Income Fund                    20,877             1,046,580          1,159,719

Fidelity Magellan Fund                         13,048             1,225,794          1,576,409

Bond Fund of America                           31,689               416,457            431,296

Putnam Growth & Income Fund                    53,514               976,864          1,096,499

Putnam New Opportunities Fund                  15,614               773,579            912,383

American Europacific Growth Fund               14,797               377,623            420,223

Heartland Value Fund                           12,885               421,910            377,402

Avis Stock Fund                                 1,797                31,473             43,452

Loans to participants                                             2,015,091          2,015,091
                                                             --------------     --------------
                                                             $   18,056,394     $   18,803,497
                                                             ==============     ==============


* The principal amount/units/shares and cost was calculated on a pro-rata basis, based on the Combined Fund.

** After allocation of the individual portfolios to the respective investments.

                                                                     SCHEDULE II
                     AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
                         FOR BARGAINING HOURLY EMPLOYEES
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998




             Transactions in excess of five percent of fair value of plan assets at December 31, 1997


                                                   Aggregate      Aggregate        Aggregate           Net
                                No. of    No. of    value of           cost          value           (loss)
     Description of asset       purchase  of sale  purchase         of sales       of sales          or gain

BT Pyramid Government
     Securities Cash Fund           314     338   $82,369,624     $77,413,170     $77,413,170

SEI Stable Asset Fund #354           18      16    17,231,525      23,700,000       23,700,00

Fidelity Equity Income Fund         128     127     8,268,608       4,699,789       5,511,062       $811,273

Fidelity Magellan Fund              147     106    10,661,482       5,276,601       6,279,784      1,003,183

Guaranteed Income Contracts          51     118     9,807,665       8,803,998       8,803,998




The reportable transactions as disclosed above, are based on the movement in the Combined Fund.